

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Via Mail and Fax

O. Bruton Smith
Chief Executive Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

> **RE: Speedway Motorsports, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **File Number: 001-13582**

Dear Mr. Smith:

We have reviewed your correspondence dated January 30, 2007 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated January 30, 2007

1. Refer to your response to comment number 3. You responded that each speedway and merchandising subsidiary is an operating segment. However, it remains unclear how merchandising subsidiaries have similar economic characteristics and are similar in each of the five criteria specified in paragraph 17 of FAS 131 as those for the speedway subsidiaries to justify aggregation of the merchandising and speedway operating segments. In this regard, please provide us with qualitative and quantitative information in specificity that demonstrates the similarities and trends of revenues, operating income, operating margins and other such economic characteristics for each operating segment that has been aggregated within the motorsports segment to support why such aggregation into one reportable segment is appropriate.

2. Notwithstanding your conclusion to the preceding comment, there does not appear to be a basis in GAAP to aggregate motorsports and nonmotorsports into one reportable

segment, regardless of the materiality of the nonmotorsports operations. Refer to EITF Topic D-101 for further guidance on this point. Accordingly, it appears you should be presenting a separate reportable segment for motorsports. Moreover, based on your response it appears TSI, MBM and 600 Racing should not be aggregated into the motorsports segment, regardless of their materiality, because they do not have similar economic characteristics and are not similar in each of the five criteria specified in paragraph 17 of FAS 131 as those for the motorsports segment. It appears the preceding indicated entities and nonmotorsports functions and subsidiaries not meeting the quantitative thresholds specified in paragraph 18 of FAS 131 should be combined into an "all other" category, unless aggregation of two or more of these is appropriate pursuant to EITF 04-10. Please revise your segment disclosures accordingly, or explain to us why this is not appropriate, citing relevant guidance in support for your position. As appropriate, disclose the extent to which operating segments have been aggregated, in accordance with paragraph 26 of FAS 131.

3. Pursuant to FAS 142, goodwill impairment testing is performed at the reporting unit level. As defined therein, a reporting unit is an operating segment or one level below. Further, pursuant to EITF D-101, operating segments may not be aggregated for goodwill impairment testing into reporting units, and components of different segments may not be aggregated into one reporting unit. Based on your response to comment number 3 and the supplemental information provided to us, it appears you have a number of reporting units. For example, it appears that each of your speedways is an operating segment and consequently a reporting unit. It also appears to us that it is not appropriate to consider the motorsports reportable segment a reporting unit in that it consists of a number of operating segments. With a view to the requirements of FAS 142 and EITF D-101 and further consideration to operating segments in response to the preceding comments, please explain to us the reporting units you have identified and how you determined them, whether any components have been aggregated and the basis for such aggregation, the amount of goodwill allocated to each and the basis for the amounts so allocated. Tell us your conclusion in regard to goodwill impairment for each reporting unit and how such conclusion was reached. Additionally, revise your disclosure in regard to the evaluation of goodwill impairment to be consistent with the reporting units you have, and to disclose your reporting units, how goodwill was allocated to these units and the amount of goodwill allocated to each reportable segment.

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Speedway Motorsports, Inc.
February 20, 2007
Page 3

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: William R. Brooks, Chief Financial Officer